July 5, 2024

Andrew Green
Chief Executive Officer
Acme Atronomatic Inc.
111 W Jefferson Street
Suite 200
Orlando, Florida 32801

       Re: Acme Atronomatic Inc.
           Offering Statement on Form 1-A
           Filed June 7, 2024
           File No. 024-12445
Dear Andrew Green:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Preliminary Offering Circular Dated June 6, 2024, page 1

1. Please revise to more clearly include the total proceeds reflecting the value of the bonus shares and StartEngine Primary shares. Confirm your understanding that the bonus shares as well as transaction fees paid by investors to StartEngine Primary, LLC will count against your $75 million offering cap under Rule 251(a)(2) and disclose the same in an appropriate place in your filing. Additionally, please confirm that transaction fees paid by investors to StartEngine Primary, LLC will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C), and disclose the same in an appropriate place in your filing.
 July 5, 2024
Page 2
The company may undertake one or more closings on a rolling basis, page 2

2. We note your disclosure regarding rolling closings and that your subscription agreement gives the company unlimited discretion to accept or reject subscriptions. Please provide expanded disclosure regarding your rolling closings, including when the initial closing will occur, how you will inform investors of the closings, and whether you may terminate the offering without ever having a closing. Please also provide disclosure regarding the details of your process for accepting or rejecting subscriptions, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, and the process for returning proceeds to investors for subscriptions that are rejected. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, an undetermined time to have the initial closing, and may terminate the offering at any time, please also provide us your analysis as to whether your offering should be considered to be an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. Please note that Rule
       251(d)(3)(i)(F), which is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period, does not allow for delayed offerings. Furthermore, in a continuous offering, an issuer must be ready and willing to sell the aggregate amount of securities qualified at all times.
Commissions, Discounts, Expenses and Fees, page 16

3. We note your disclosure regarding the processing fees due to StartEngine Primary, LLC on page 2 that "to the extent any investor invests more than $20,000, [the company] will pay the balance of such 3% fee" such that investors that invest more than $20,000 will not pay such processing fees. It is unclear to us how your proposed offering price will be set
       "at a fixed price" as required by Rule 251(d)(3)(ii) of Regulation A. Rule 251(d)(3)(ii)
       prohibits at the market offerings and in doing so defines such an offering as "an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price." One fixed price is therefore required at qualification of securities so qualified. Please provide us with your detailed legal analysis as to how your proposed pricing structure as it relates to the transaction fees is in compliance with Rule
       251(d)(3)(ii). In addition, please revise for consistency throughout concerning the waiver of transaction fees, including the section titled Commissions, Discounts, Expenses and
       Fees on page 16. Please confirm your understanding that such waiver of transaction fees is included in the valuation of bonuses and will count against your $75 million offering cap under Rule 251(a)(2) and disclose the same in appropriate places in your filing.
Bonus Shares and Perks, page 17

4. Please disclose more descriptions of each of the perks, including but not limited to (i)
       whether there are any restrictions on how the perks may be used, (ii) an estimate of the value of the non-monetary investor perks, (iii) how you determined that value, (iv)
       whether the perks may be sold or transferred, (v) what happens to perks for tier 4, tier 5, tier 6, tier 8 and/or tier 9 if you do not launch additional satellites and how this would
       impact the perks    value, and (vi) whether the perks change the value
of the offered
       securities.
 July 5, 2024
Page 3
5. Clarify how the bonus will be calculated in the event an investor purchases shares more than once. We note the following language from the StartEngine website, www.startengine.com, which information is not prominently included in the offering
       statement, that "[m]ultiple investments in an offering cannot be combined to qualify for a larger campaign perk." It appears that the information contained on the StartEngine
       website is    testing the waters material    as described in Item 17(13)
of Part III of Form 1-
       A. Please file the materials, including press releases, as exhibits to your filing, or tell us why you believe it is substantively the same as information provided in the offering statement or other filed materials. In addition, please revise your disclosure in Part I so that it is consistent with your use of testing the waters materials. In this regard, we note that, in Item 4 of Part I of your Form 1-A, you indicate that you have not used solicitation of interest communications in connection with the proposed offering. It also appears that such website includes information that is not included in your offering circular, including information regarding the indication of interest received, such as a comment from the company's Chief Executive Officer that there "were a few thousand investors." If material, please disclose in the offering circular the indication of interest received, and clarify, if true, that such indication of interest is not binding. Similarly, if material, please disclose in your offering circular the restrictions on perks as described on the website.
6. With respect to your testing-the-waters materials, please also refer to Rule 255(d), which requires that if solicitation of interest materials are used after the public filing of the offering statement and such solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.
7. Please clarify whether the loyalty bonus is limited to 5% bonus shares if an investor is both a prior investor and MyRadar Subscriber (i.e. not 10%).
The 10% StartEngine Venture Club Bonus, page 18

8. Clearly explain how and under what conditions investors are eligible for the StartEngine
       Crowdfunding Inc. Venture Club Bonus.
Use of Proceeds to Issuer, page 20

9. The use of proceeds information on page 20 appears to reflect a 3.5% transaction fee, not a 3% transaction fee as disclosed elsewhere in the offering circular. Please reconcile.
       Additionally, clarify whether the "Investor Fees" include the waived fees paid by the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Revenue Source, page 26

10. We note your disclosure that data sales accounted for $599,638 of net revenue for the year ended December 31, 2023. Please refer to Item 17(6)(a) of Form 1-A which requires that an issuer file material contracts in which the issuer is a party or has a beneficial interest as exhibits to the offering circular.
 July 5, 2024
Page 4
Securities Being Offered, page 33

11. Please provide a more complete description of how the 1,973,334 bonus share figure is calculated. It is unclear whether a certain amount of bonus shares are allocated to the testing the waters bonus, volume-based bonuses, loyalty bonus, and StartEngine Venture
       Club bonus. In the event any of the bonuses are oversubscribed, how would the shares be allocated in accordance with the existing bonus share structure? Please disclose how you will notify potential investors that the maximum number of bonus shares have already been issued and are no longer available.
General

12. Please explain to us how the following disclosure that appears on the StartEngine website,
       www.startengine.com/offering/acmeatronomatic, is consistent with Rule 255(d) of
       Regulation A: feel free to reserve your shares now! There s a 5% bonus for people who reserve interest during this period."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology